SCHEDULE 13D

                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 17)*

                         ARV ASSISTED LIVING, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
------------------------------------------------------------------------------
                               (CUSIP Number)

  Marjorie L. Reifenberg, Esq.
   Lazard Freres Real Estate                    Lee S. Parks, Esq.
       Investors L.L.C.               Fried, Frank, Harris, Shriver & Jacobson
    30 Rockefeller Plaza                       One New York Plaza
  New York, New York 10020                   New York, New York 10004
      (212) 632-6000                             (212) 859-8000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communication)
------------------------------------------------------------------------------

                              January 3, 2003
------------------------------------------------------------------------------
          (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 2 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 3 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 4 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 5 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II - CADIM Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    43.5%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 6 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 7 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres & Co. LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.8%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                          PAGE 8 OF 17 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       750,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    750,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    750,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.1%

14  TYPE OF REPORTING PERSON

    OO

          This Amendment No. 17 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM, LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended to add the following:

          Source of funding for the Merger (as defined in Item 4 below) is described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

          On January 3, 2003, Prometheus, Jenny Merger Corp., a wholly owned subsidiary of Prometheus ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 1 hereto. Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Merger Sub will merge (the "Merger") with and into the Company, with the Company as the surviving entity (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of the Company's common stock outstanding immediately prior to the Effective Time (other than shares owned by Prometheus or by LSRI II AL as a result of the exercise of that certain warrant to purchase shares of the Company's common stock dated April 24, 2000) will be converted into the right to receive $3.90 (the "Merger Consideration") in cash, without interest, and each holder of a stock option granted by the Company to purchase shares of the Company's common stock will receive in cash, without interest, for each share of common stock subject to such option, the excess, if any, of the Merger Consideration over the exercise price per share of such option. Upon consummation of the Merger, Prometheus will be the beneficial owner of 100% of the capital stock of the Surviving Corporation.

          The aggregate Merger Consideration and other transaction costs, including fees and expenses relating to the Merger, are expected to be approximately $60 million. Approximately $11 million of the aggregate transaction costs are expected to be paid from the working capital of the Company. An affiliate of Prometheus will make a capital contribution to Prometheus in an amount equal to the remainder of the aggregate transaction costs. The contribution to Prometheus is expected to be indirectly funded from borrowings under a Loan Agreement, dated as of July 11, 2002 (the "Loan Agreement"), by and between CTMPII FC LF (MS) a Cayman Islands exempted company and an affiliate of Capital Trust, Inc. ("CTMP II"), LFSRI II SPV REIT Corp. ("SPV"), and Senior Quarters Funding Corp. ("SQFC"), whereby CTMPII agreed to loan an aggregate amount of up to $65 million to SPV and SQFC. The Loan Agreement and related documents are described in, and copies of the Loan Agreement and related documents have been filed as exhibits to, Amendment No. 14 to the Initial Schedule 13D. Such description and such exhibits are incorporated herein by reference. Prometheus anticipates that approximately $56 million will be available under the Loan Agreement after approximately $30 million of the indebtedness currently outstanding under the Loan Agreement is repaid from the proceeds of a proposed $30 million loan from CT Mezzanine Partners II, or another affiliate of Capital Trust, Inc., to certain affiliates of Prometheus. A letter agreement and associated term sheet setting forth the proposed terms of such $30 million loan is attached as Exhibit 2 hereto and is incorporated herein by reference.

          The obligations of the Company, Prometheus and Merger Sub to consummate the Merger are subject to the conditions that (i) the Company obtains the affirmative vote of a majority of all the outstanding common stock of the Company and (ii) no order, statute, rule, regulation, executive order, stay, decree, judgment, law or injunction of any court or other governmental authority prohibiting or preventing the consummation of the Merger shall have been enacted, entered, promulgated or enforced.

          The obligations of Prometheus and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of further conditions including, but not limited to, the following: (i) the truth and correctness of the representations and warranties (disregarding any materiality qualifications) of the Company in the Merger Agreement as of the date of the closing of the Merger (the "Closing"), except to the extent that any failures of such representations to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in the Merger Agreement), (ii) the performance of all obligations of the Company under the Merger Agreement prior to the Closing in all material respects, (iii) events that would be reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect shall not have occurred, (iv) no event shall have occurred which resulted, or could as a consequence of the completion of the Merger, result in the loss of the Surviving Corporation's ability to directly or indirectly operate more than 10% of the individually rentable units currently operated directly or indirectly by the Company (other than units included in certain specified facilities), (v) the receipt of (x) specified waivers, consents, approvals, orders and authorizations of, and notices, reports and filings with, governmental authorities necessary for the consummation of the Merger and (y) other waivers, consents, approvals, orders and authorizations except the failure of which would not, individually or in the aggregate, be material to the business, operations, assets, liability, condition or prospects of the Company and its subsidiaries taken as a whole, (vi) there shall not be pending any action, proceeding or investigation by any governmental entity or any action or proceeding by any person challenging, seeking to prohibit, prevent or delay or seeking material damages in connection with the Merger, (vii) specified disruptions in the market for debt or equity financing in the U.S. shall not have occurred after the date of the Merger Agreement and be continuing (provided that this condition need not be satisfied after February 17, 2003) and (viii) there shall not have been any modification or amendment to the Company's settlement of Medicare related governmental claims arising out of the Company's former Gericare business and this settlement shall be valid and binding on all parties and in full force and effect. If as of the date the Merger would otherwise be consummated, Prometheus does not have available sufficient cash funds to pay the Merger Consideration for all of the shares of the Company's common stock for which Merger Consideration is payable, Prometheus will have the right to elect, on one or more occasions, either
(1) not to consummate the Merger or (2) to delay consummation of the Merger and the End Date (defined below) to dates selected by Prometheus that are no later than the earlier of (I) the 90th day after the first date upon which all conditions to the consummation of the Merger (other than conditions which by their nature are to be satisfied at the closing) shall have been satisfied or waived) and (II) July 1, 2003. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of further conditions including, but not limited to, the following:
(i) the truth and correctness of the representations and warranties (disregarding any materiality qualifications) of Prometheus and Merger Sub in the Merger Agreement as of the date of the Closing except to the extent that any failures of such representations to be true and correct would not, individually or in the aggregate, have a Purchaser Material Adverse Effect (as defined in the Merger Agreement) and (ii) the performance of all obligation of Prometheus and Merger Sub under the Merger Agreement in all material respects.

          The Merger Agreement provides that the Company, its subsidiaries and their respective representatives may not (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of any proposal to acquire, or that would result in any person or group of persons owning, 10% or more of the Company's outstanding common stock or to acquire 20% or more of the net revenues or assets of the Company (a "Takeover Proposal"), (ii) directly or indirectly engage in any discussions or negotiations with, or provide any information or data to, or afford any access to the properties, books or records of the Company or any subsidiary thereof to, or otherwise assist, facilitate or encourage, any person (other than Prometheus or any of its affiliates) relating to any Takeover Proposal, or (iii) approve or enter into any letter or intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal; provided, however, that before the Company holds a meeting of its stockholders to vote on the Merger, the Company may, in response to a Takeover Proposal that is reasonably likely to result in a Superior Proposal (defined below) and which was not solicited in violation of the Merger Agreement furnish information with respect to the Company pursuant to a customary confidentiality agreement and participate in discussions and negotiations regarding such Takeover Proposal, if and only if the Special Committee of the Board of Directors of the Company determines, after receiving the advice of its outside counsel, that the failure to furnish such information or to participate in such discussions or negotiations is reasonably likely to result in a breach of their fiduciary duties. The Merger Agreement does not prohibit the Board of Directors of the Company or the Special Committee from making other disclosure to its stockholders if, in their good faith judgment, after consultation with counsel, failure to so disclose would be reasonably likely to be inconsistent with their obligations under applicable law. The Board of Directors and the Special Committee must recommend the transaction to the Company's stockholders unless they determine in good faith, based on such matters as they deem relevant and after receiving advice of outside counsel, that failing to withdraw, modify or change their recommendation would be reasonably likely to result in a breach of their fiduciary duties under applicable law.

          Without the consent of Prometheus, until the termination of the Merger Agreement, the Company may not amend its Rights Agreement, redeem the rights thereunder or exempt any person or entity from, the Rights Agreement. The Company has agreed to amend its Rights Agreement, effective no later than five business days after the date of the Merger Agreement, to provide that, from the date of such amendment until the termination of Merger Agreement, for purposes of determining whether a "Distribution Date," a "Shares Acquisition Date" or a "Trigger Event" has occurred or whether Prometheus, any of its affiliates or associates or any of the directors, officers or employees of the Company or the Company's subsidiaries is an "Acquiring Person," without otherwise limiting the terms of the Rights Agreement, neither Prometheus nor any of its affiliates or associates will be deemed to beneficially own the shares of common stock of the Company beneficially owned by any of the officers, directors or employees of the Company or the Company's subsidiaries (by virtue of any equity or employment agreements, arrangements or understandings involving such parties and relating to the periods after the Merger or by virtue of any other agreement, arrangement or understanding approved by the Board of Directors or Special Committee), and those officers, directors and employees will not be deemed to beneficially own the shares of common stock of the Company beneficially owned by any other officer, director or employee of the Company or any Company subsidiary or by Prometheus or any of its affiliates or associates (by virtue of any equity or employment agreements, arrangements or understandings involving such parties and relating to the periods after the Merger or by virtue of any other agreement, arrangement or understanding approved by the Company's Board of Directors or Special Committee).

          The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after the approval of the shareholders of the Company (i) by mutual consent of the Company, Prometheus and Merger Sub, (ii) by either Prometheus or the Company if the other party is in breach of such other party's representations, warranties or covenants in the Merger Agreement (other than, in the case of the Company, the covenants described in clause (iii) below) such breach would cause a closing condition not to be satisfied and such breach is not cured within 30 days, (iii) by Prometheus if the Company beaches its no solicitation covenant or the covenant requiring the calling of a stockholders meeting to vote on the Merger and that, except as described above, the Board of Directors and Special Committee recommend the Merger and any such breach is not cured within three days, (iv) by Prometheus or the Company if a decree, permanent injunction, judgment or order preventing or prohibiting the Merger has been issued by any governmental authority and has become final and nonappealable, (v) by Prometheus or the Company if the Merger is not consummated on or before the End Date (as defined below), unless such party has breached the Merger Agreement and such breach was a significant cause of the failure of the Merger to occur before such date, (vi) by either Prometheus or the Company if the stockholders of the Company representing a majority of the outstanding common stock of the Company fail to approve the Merger Agreement at a meeting of the Company's stockholders at which a vote on the Merger is taken, (vii) by Prometheus if the Special Committee or the Company's Board fails to recommend the transaction to the Company's stockholders or withdraws or modifies or changes such recommendation or their approval of the transaction in a manner adverse to Prometheus or shall recommend a Takeover Proposal, (viii) by the Company (prior to the meeting of the Company's stockholders held to vote on the Merger Agreement), in connection with a Superior Proposal, if and only if (x) the Company has complied with the covenants described in the previous paragraph and (y) upon termination of the Merger Agreement the Company immediately enters into a definitive agreement with respect to such Superior Proposal and immediately pays the Termination Fee and Expenses (each as defined below) and (ix) by either Prometheus or the Company simultaneously with or at any time after Prometheus elects not to consummate the Merger as a result of its not having available sufficient cash funds to pay the aggregate Merger Consideration as described above. "End Date" means May 1, 2003 or, if all the conditions to the Merger (other than receipt of governmental approvals and disregarding the condition that there not be specified disruptions in the U.S. debt or equity market between the date of the Merger Agreement and February 17, 2003) are satisfied or waived as of April 30, 2003, June 1, 2003, in each case as extended by Prometheus as described above. "Superior Proposal" means any bona fide written offer made by a third party (a) to directly or indirectly acquire, or that would result in any person or group of persons owning, 100% of the Company's outstanding common stock, (b) to directly or indirectly acquire a business that constitutes 80% or more of the net revenues or assets of the Company or (c) to enter into a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries that constitute 100% of the net revenues or assets of the Company, in each case (x) that the Special Committee of the Company's Board of Directors determines in its good faith judgment (based on the advice of its financial advisors) is reasonably likely to be consummated on a timely basis and, after considering any proposed modifications to the Merger Agreement made by Prometheus, is more favorable to the Company's stockholders (other than Prometheus) and (y) which provides that all holders of the Company's common stock would be offered the same consideration for their shares. Before the Special Committee or the Company accepts a Superior Proposal or, in connection with a Takeover Proposal, withdraws, or modifies or changes its approval or recommendation of the Merger in a manner adverse to Prometheus, the Company must give Prometheus five business days notice of their intention to accept a Superior Proposal or to withdraw, modify or change its approval or recommendation. The notice must include the identity of the person making the Superior Proposal or Takeover Proposal, and the material terms thereof. During such five-business day period, the Company shall provide Prometheus with the opportunity to propose modifications to the terms of the Merger Agreement.

          If the Merger Agreement is terminated (a) by the Company pursuant to the provision described in clause (v) of the preceding paragraph and prior to such termination a Takeover Proposal shall have been made or reaffirmed to the Company or publicly announced and the Company enters into a definitive agreement with respect to any direct or indirect acquisition of, or that would result in any person or group of persons owning, 10% or more of the Company's outstanding common stock or any direct or indirect acquisition of 20% or more of the net revenues or assets of the Company (each such acquisition of stock, net revenues and assets is referred to herein as an "Acquisition Transaction") within nine months of the termination of the Merger Agreement, (b) pursuant to the provision described in clause (vi) of the preceding paragraph and a Takeover Proposal is made or reaffirmed to the Company or publicly announced and the Company enters into a definitive agreement with respect to any Acquisition Transaction within nine months of the termination of the Merger Agreement,
(c) by Prometheus pursuant to the provisions described in clause (ii) or
(vii) of the preceding paragraph and prior to such termination a Takeover Proposal shall have been made or reaffirmed to the Company or publicly announced and the Company enters into a definitive agreement with respect to any Acquisition Transaction within nine months of the termination of the Merger Agreement, (d) by Prometheus pursuant to the provision described in clause (iii) of the preceding paragraph or (e) by the Company pursuant to the provisions described in clause (viii) of the preceding paragraph, then the Company will be required to pay to Prometheus an aggregate amount equal to $2,224,064 ("Termination Fee") plus all out-of-pocket expenses up to $1,500,000 incurred in connection with the Merger Agreement ("Expenses") by Prometheus and its affiliates. One half of the Termination Fee and all of Prometheus' and its affiliates' Expenses required to be paid pursuant to clause (a), (b) or (c) of the preceding sentence will be payable by the Company at the time the Company enters into a definitive agreement with respect to an Acquisition Transaction and the remaining unpaid portion of the Termination Fee will be payable at the time the Company consummates an Acquisition Transaction. Under all other circumstances in which the Company is required to pay to Prometheus a Termination Fee and for its and its affiliates' Expenses, payment will be due upon termination of the Merger Agreement. In addition, Prometheus will be required to pay to the Company an aggregate amount equal to the Company and its affiliates' (other than Prometheus and its affiliates) Expenses plus two times the Termination Fee, if (i) the Company or Prometheus terminates the Merger Agreement pursuant to the provision described in clause (vi) of the preceding paragraph after Prometheus has voted against the Merger Agreement at a meeting of the Company's stockholders at which a vote on the Merger was taken (if Prometheus' vote in favor of the Merger Agreement would have resulted in the Merger Agreement being approved) or (ii) the Company or Prometheus terminates the Merger Agreement pursuant to the provision described in clause (ix) of the preceding paragraph and at the time of termination all conditions to Purchaser's and Merger Sub's obligation to consummate the Merger (other than conditions which by their nature are to be satisfied at the closing and disregarding after February 17, 2003 the condition with respect to specified disruptions in the U.S. debt or equity market) shall have been satisfied or waived.

          If Prometheus terminates the Merger Agreement pursuant to the provisions described in clause (ii) or (iii) of the second preceding paragraph, then the Company will be required to pay Prometheus for its and its affiliates' Expenses. If the Company terminates the Merger Agreement pursuant to the provision described in clause (ii) of the second preceding paragraph, then Prometheus will be required to pay the Company for its and its affiliates' (other than Prometheus and its affiliates) Expenses.

          The Merger Agreement provides that the Company acknowledges and agrees that Section 3.01 of the Settlement Agreement, dated as of September 29, 1999, among the Company, Prometheus and certain other parties thereto shall not be applicable to execution or delivery of the Merger Agreement or the consummation of the Merger. The Merger Agreement provides that the certificate of incorporation and the bylaws of the Surviving Corporation will be the same as the Company's current charter and bylaws, except that the Surviving Corporation's charter will (i) not provide for a classified Board of Directors, (ii) decrease the number of authorized shares, (iii) provide that there will be no fewer than three and no more than five directors on the Board of Directors, (iv) not prohibit stockholder action by written consent and (v) provide for other changes to reflect that the Surviving Corporation will not be a public company. Prometheus also expects to cause the bylaws of the Company to be amended after the closing of the Merger to reflect that the Surviving Corporation will not be a public company. The directors and officers of the Company may be replaced in connection with, or at any time after, the Merger.

          As soon as practicable after completion of the Merger, Prometheus will seek to cause the Surviving Corporation to delist its common stock from the American Stock Exchange and terminate registration of its stock under the Securities Exchange Act of 1934, as amended.

          Prometheus intends, following the completion of the Merger, to combine the Company with Atria, Inc. and Kapson Senior Quarters Corp. (also assisted living companies), subject to receipt of all necessary approvals and consents. The transaction is not conditioned on this combination. Prometheus' current intention is to offer employment in a senior position with the combined company to Douglas M. Pasquale, the Company's Chairman and Chief Executive Officer. No offer has yet been made by Prometheus to Mr. Pasquale.

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

          Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended to add the following:

          The information set forth in Item 4 to this Amendment No. 17 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement and Plan of Merger, dated as of January 3, 2003, by and among ARV Assisted Living, Inc., Prometheus Assisted Living LLC and Jenny Merger Corp.

Exhibit 2. Letter Agreement, dated September 13, 2002, between CT Investment Management Co., LLC, c/o Capital Trust, Inc, Atria 98 Mezz, LLC, Kapson 98 Mezz, LLC, Atria Assisted Living, Villa Ventura, LLC, and Atria Assisted Living, Town Center, LLC. and associated Term Sheet relating to proposed loan of up to $30 million

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2003

                   PROMETHEUS ASSISTED LIVING LLC

                      By:   LF Strategic Realty Investors II L.P.,
                            its managing member

                            By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                   By:  /s/ John A. Moore
                                       ------------------------
                                       Name:      John A. Moore
                                       Title:     Managing Principal and Chief
                                                  Financial Officer

                   LF STRATEGIC REALTY INVESTORS II L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:   /s/ John A. Moore
                                ----------------------
                                Name:    John A. Moore
                                Title:   Managing Principal and Chief
                                         Financial Officer

                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:    John A. Moore
                                 Title:   Managing Principal and Chief
                                          Financial Officer

                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                      By: Lazard Freres Real Estate Investors L.L.C., its general partner

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:    John A. Moore
                                 Title:   Managing Principal and Chief
                                          Financial Officer

                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                            By:    /s/ John A. Moore
                                 ---------------------
                                 Name:    John A. Moore
                                 Title:   Managing Principal and Chief
                                          Financial Officer

                   LAZARD FRERES & CO. LLC

                            By:    /s/ Matthew J. Lustig
                                 --------------------------
                                 Name:    Matthew J. Lustig
                                 Title:   Managing Director

                   LFSRI II ASSISTED LIVING LLC

                      By:   LF Strategic Realty Investors II L.P.,
                            its managing member

                            By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                   By:  /s/ John A. Moore
                                       ------------------------
                                       Name:      John A. Moore
                                       Title:     Managing Principal and Chief
                                                  Financial Officer